UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File No. 000-55135

POET TECHNOLOGIES INC.

(Translation of registrant’s name into English)

121 Richmond Street West, Suite 501

Toronto, Ontario, M5H 2K1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit No.	Description

99.1	Unaudited Consolidated Financial Statements, 3-months ended March 31, 2015

99.2	Management’s Discussion and Analysis for the Three Months Ended March 31, 2015

99.3	Certification of Interim Filings by Chief Executive Officer, dated May 27, 2015

99.4	Certification of Interim Filings by Chief Financial Officer, dated May 27, 2015

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2015	POET Technologies Inc.

	By:	/s/ Michel J. Lafrance
	Name:	Michel J. Lafrance
	Title:	Secretary

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